

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
Mr. Robert Brooke
Chief Executive Officer
Stevia First Corp.
5225 Carlson Rd.
Yuba City, California 95993

>   **Re: Stevia First Corp.**
>   **Registration Statement on Form S-1**
>   **Filed November 30, 2012**
>   **File No. 333-185215**
>   **Form 10-K for Fiscal Year Ended March 31, 2012**
>   **Filed July 13, 2012**
>   **File No. 0-53832**

Dear Mr. Brooke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there appears to be a significant percentage of unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not

appear to have historically held annual meetings of shareholders despite the provisions of your governing documents and your disclosure about the election of your directors on page 43. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

Summary, page 1

2. Please expand "Our Company" to briefly disclose the nature and extent of your present operations, summarize the milestones you seek to accomplish during the foreseeable future, and disclose when you anticipate engaging in revenue generating activities.

3. Please provide summary financial information.

Risk Factors, page 5

4. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the fourth sentence of the first paragraph relating to unidentified risks.

5. In a separate risk factor, please disclose that you do not anticipate products sales for the foreseeable future and disclose the anticipated time period before you expect to be able to generate revenues through product sales.

6. Please expand the heading and text of risk factor "If we fail to maintain an effective system of internal controls, …." to disclose your ineffective disclosure controls and procedures and internal control over financial reporting.

Market Information, page 22

7. We note your disclosure that your common shares are quoted through the facilities of the OTC Bulletin Board whereas www.otcbb.com states that you are listed on the OTCQB. Please revise your disclosure as appropriate, or advise.

Management's Discussion and Analysis . . . , page 24
Plan of Operations, page 24

8. We note your disclosure here regarding your total expected expenditures and your belief that you have sufficient funds to operate your business for at least six months.   We also note that you do not expect to generate cash in the foreseeable future and will rely upon loans and securities sales for funding. Please revise here, or elsewhere as appropriate, to discuss the milestones and the time frame for each milestone in your plan of operations

up to the point where you anticipate generating revenues from your business. In this regard, also discuss the anticipated costs of each milestone, and the expected sources of funding.

Results of Operations, page 26
Fiscal Years Ended March 31, 2012 and March 31, 2011, page 27

9. Please revise to disclose the name of the related party to whom you paid consulting fees. Also, please consider whether such amounts are required to be disclosed as compensation pursuant to Item 402 of Regulation S-K. Please disclose under "Certain Relationships and Related Transaction" or tell us why disclosure is not required.

Description of the Business, page 31

10. We note that the disclosure in this section focuses on a list of goals, your recent financings and general information about the sweetener industry and the possible market for stevia. We also note your disclosure in several locations under Results of Operations that you have transitioned your business "from one with nominal operations to an agricultural biotechnology company engaged in the cultivation and harvest of stevia leaf and the development of stevia products." Please substantially revise to provide more fulsome disclosure about your business activities and the development of your business. Please refer to Item 101(h) of Regulation S-K for guidance.

11. Please disclose and describe your biotechnology activities, including the current stage of activities and proposed activities. In this regard, we note the reference on page 41 to research and development activities "related to the cultivation and harvest of stevia leaf during the fourth quarter of our fiscal year ended March 31, 2012." Please disclose the source of the technology and disclose the material terms of the agreements under which you have the right to use the technology. Please file the agreements as exhibits to the registration statement.

Directors, Executive Officers and Corporate Governance, page 43
Business Experience, page 43

12. Please revise this section to provide the start and end dates, by month and year, of all of Dr. Dhillon's and Dr. Maida's various positions discussed here. Please also provide the year in which The PIPEs Report listed Bristol as the most active investor in private placements by public biotechnology companies.

13. Please remove the promotional and detailed financial information from Dr. Dhillon's biography, such as the financing and licensing deal amounts. Such information does not present a complete understanding of those transactions, and do not appear to be relevant to your business.

14. We note your disclosure in the penultimate paragraph of page seven that Mr. Brooke works full-time for you. Please reconcile that disclosure with your disclosure in this section that Mr. Brooke is also currently the President of Percipio Biosciences, Inc. Please disclose the approximate number of hours per week Mr. Brooke works for you in light of his obligations to Percipio Biosciences.

Executive Compensation, page 45
Director Compensation Table, page 46

15. We note your disclosure that you granted Dr. Dhillon options on February 23, 2012. In light of such disclosure, it appears that the tabular disclosure required by Item 402(r) of Regulation S-K is required. Please revise accordingly and also revise to clarify your statement that no compensation was paid to your non-employee directors during the fiscal year ended March 31, 2012.

Statement of Cash Flows, page F-6

16. Please revise the line item labeled loans from third party to separately identify the cash flows for convertible debentures and cash flow from notes payable as they are separately presented in the balance sheet.

Notes to Financial Statements for the Years Ended March 31, 2012 and 2011
4.Convertible Notes Payable, page F-9

17. You disclose here that the subscription agreement approved common stock and convertible debentures to be issued for an aggregate amount of $1,250,000. On page F-12 you further disclose that you received $400,000 and an advance payment of $850,000 on May 22, 2012. Please reconcile the disclosures on pages F-9, F-12 and F-19 with the common stock and convertible debenture amounts presented in the financial statements at March 31, 2012. Specifically, it is unclear the amount of consideration you recorded at year-end in exchange for the 200,000 shares of common stock and $450,000 in convertible debentures presented in the statements of equity and cash flows as of year-end.

18. We note that at March 31, 2012 you had $450,000 of convertible debentures outstanding and you recorded a discount of $172,476. Tell us how you computed the beneficial conversion feature discount and the guidance you relied upon. Please add clarifying disclosure.

5. Equity, page F-10

19. Please describe the approach you used in determining that a 10 year expected life is a reasonable and consistent assumption to use when estimating the fair value of stock

options granted. Please be specific and include the facts and circumstances used to arrive at your conclusion. See SAB Topic 14.D2.

8. Subsequent Event, page F-23

20. We note that you issued debentures which are convertible at the purchaser's option into common stock at an initial conversion price of $0.50 per share, subject to adjustment for subsequent rights offerings and pro rata distributions to the common stockholders. Tell us how you accounted for these securities and the guidance you relied upon.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

21. Please provide the disclose required by Item 701 of Regulation S-K with respect to the note exchange described under Loan Obligations on page 30.

Form 10-K for Fiscal Year Ended March 31, 2012

22. Please revise the Form 10-K for the preceding comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director